FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUEST BY WABASH NATIONAL CORPORATION
WNC CTR 001
[WABASH NATIONAL CORPORATION LETTERHEAD]
May 19, 2006
Mr. Michael Fay
Accounting Branch Chief
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561

RE:	Wabash National Corporation — File Number 001-10883 Form 10-K for the year ended December 31, 2005
Dear Mr. Fay:
This letter is in response to your letter dated April 21, 2006 (the “comment letter”) to Mr. William P. Greubel, Chief Executive Officer of Wabash National Corporation (the “Company”), regarding the comments of the staff of the Securities and Exchange Commission with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.
The Company respectfully submits the following information and responses with respect to each comment contained in your comment letter. For ease of reference, each of the staff’s comments is set forth in italic type immediately before the corresponding response.
Item 7 — Management’s Discussion and Analysis...page 18
Results of Operations, page 20
2005 Compared to 2004, page 21
Gross Profit, page 21
1. Please explain to us and disclose the factors present in 2005 in support of additional warranty expense accrued therein of $3.1 million for trailers produced prior to 2003 that were not present in 2003 and 2004 and the basis for the timing of the additional accrual.
Response: We base our estimate of warranty expense on units sold and historical trends of warranty payments, along with our current understanding of the status of existing claims; campaigns and discussions with our customers.
[INFORMATION REDACTED]

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUEST BY WABASH NATIONAL CORPORATION
WNC CTR 002
[INFORMATION REDACTED]
We continue to monitor warranty exposures and periodically review the assumptions and factors impacting the accrual as disclosed in our critical accounting policies on page 28 of our Form 10-K.
Liquidity and Capital Resources, page 24
Capital Structure, page 24
Cash Flows, page 25
2. Please explain to us and disclose in detail the factors that impacted the timing of collection of accounts receivable to cause a 25% increase in days sales outstanding in 2005. Tell us and disclose if you have changed any terms associated with accounts receivable policies and the reason for such that may be related to the increase. Disclose your expectations for this measure for 2006.
Response: Days sales outstanding (DSO) for each of the preceding year ends and each quarter during the years indicated are shown in the table below. Please note that the 25% increase in DSO is 7 days. DSO is calculated based on the accounts receivable balance outstanding at the end of the period and the sales for the quarter.

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUEST BY WABASH NATIONAL CORPORATION
WNC CTR 003

	DSO
Date	2004	2003
Dec. 31	28	37

	2005	2004
Mar. 31	37	40
Jun. 30	31	44
Sep. 30	37	42
Dec. 31	35	28
There were no significant changes to standard payment terms during 2005. Our accounts receivable are subject to significant fluctuation during a given annual period based upon the timing of customer pick-ups and shipments which trigger revenue recognition. As the above table indicates, we have typically experienced a decline in accounts receivable during the 4th quarter as customer pick-ups and shipments of finished goods are strong during the early portion of the quarter to support seasonally strong freight demand resulting in payment at or near the end of the quarter. Our DSO trended downward on an overall basis in 2005 as compared to 2004 due to our continued focus on managing working capital and proactively working and pursuing customer collections. We did not change our account receivable policies during 2005. Our expectations for DSO in 2006 are to be within a range of 30 to 40 days, with expected continued seasonal fluctuations within the year. Because that expectation is within our recent historical experience we do not believe disclosure of our expectation would provide meaningful information to investors.
Notes to Consolidated Financial Statements, page 37
Note 2, Summary of Significant Accounting Policies, page 37
o. Other Accrued Liabilities, page 41
3. In regard to the additional warranty expense accrued in 2005 of $3.1 million related to trailers produced in prior years as disclosed elsewhere, please present a separate line for such in the warranty accrual reconciliation, in accordance with paragraph 14.b of FIN 45.
Response: In order to comply with the disclosure requirements of paragraph 14.b. of FIN 45, we will revise future filings to include a separate line item in the warranty accrual reconciliation for the aggregate changes in the liability for accruals related to pre-existing warranties including adjustments related to changes in estimates.
4. We note you doubled the warranty period for the DuraPlate trailers in 2005. However in view of the proceeding comment, it does not appear that any additional warranty provision was made for the extended coverage period of DuraPlate trailer panels. Please advise.

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUEST BY WABASH NATIONAL CORPORATION
WNC CTR 004
Response: Please note that the additional warranty pertains solely to DuraPlate panels that were included on trailers manufactured in 2005 and in the future. Our 2005 warranty provision includes an additional amount related to the ten year warranty provided on DuraPlate trailer panels for each unit sold. [INFORMATION REDACTED]
Note 16. Consolidated Quarterly Financial Data (Unaudited), page 54
5. Please explain to us why sales were significantly higher for both the second quarter 2005 when compared to the surrounding quarters and the fourth quarter 2005 when compared to the preceding quarter of 2005. We note that inventory levels during 2005 were at significant increased levels through September 30. In this regard, explain to us the relationship of the pattern of sales to the level of finished goods inventory throughout 2005. Also explain to us the relationship between the significant increases in used inventory in the third quarter of 2005. Provide us with any relevant analyses that support the preceding relationships. Tell us if you offered any new, additional and/or increased incentives to motivate sales/reductions in inventory including increases in trade allowances given at any time during 2005 along with the details and timing of such incentives. Further provide us with the names of your five largest customers in each quarter of 2005 and 2004, and the amount of sales to each of these customers.
Response:
Significant fluctuation in sales for 2nd quarter and 4th quarters —
Our sales were significantly higher for the second quarter of 2005 reflecting the historical seasonal pattern of the truck transportation industry — freight tonnage is generally weakest in the fourth and first quarters and generally strongest in the second and third quarters. New trailer sales track tonnage. The chart below shows the relationship of Company (“WNC”) sales compared to industry-wide dry van shipments from March 2004 through March 2006, as reported by Americas Commercial Transportation Research Company LLC (ACT). As depicted on the chart, new trailer unit sales in the first and second quarters of 2005 conformed to expected historic patterns.

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUEST BY WABASH NATIONAL CORPORATION
WNC CTR 005
Historically, the first quarter has been a seasonally low period for new trailer sales with subsequent improvements in sales during the second and third quarters as fleets prepare for the higher freight tonnage period during the latter half of a given year. Note however that the third quarter 2005 new trailer shipments were below expectations and did not conform to historic trends due to the effects of hurricanes in the Gulf Coast region as:
-	Drivers normally available to us for deliveries were contracted by the Federal Emergency Management Agency for relief efforts for substantially higher rates and hours; and

-	Fuel price increases and spot shortages caused customers who would normally pick up their trailers opted to run revenue miles opposed to non-revenue miles.
Fourth quarter new trailer shipments in 2005 were stronger than historical trends due to the overhang from the preceding quarter. It is also important to note that driver availability is generally very good in the latter part of that quarter as retail stocking requirements are usually met prior to the Thanksgiving holiday.
Inventory Levels —
Inventory levels in 2005 were primarily impacted by the timing of customer pick-ups and shipments of new trailers as manufacturing levels remained relatively stable during the course of 2005. Depending upon the customer and the terms of the order, finished units may be shipped by Wabash to a designated point of the customer’s choosing or customers may choose to pick-up the unit from Wabash’s storage lot. Thus, the mix of finished units subject to being shipped by Wabash or picked up by the customer can result in significant fluctuations in our inventory levels as revenue is not recognized until shipment or pick-up. The increase in inventories at September 30, 2005 is a direct consequence of the shortfall in third quarter 2005 shipments resulting from the effects of the gulf coast hurricanes as noted previously as customer pick-ups were delayed and our ability to ship trailers was inhibited due to the shortage of drivers during that period.

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUEST BY WABASH NATIONAL CORPORATION
WNC CTR 006
Used Trailers —
Used trailer inventories also grew during the year from $13.0 million or 1,300 units at December 31, 2004 to $20.6 million or 2,341 units at September 30, 2005. This increase was primarily driven by a single trade-in agreement negotiated with one significant customer for 2,750 units which resulted in $9 million of equipment being traded in during the third quarter. Our trade-in activity was $38 million in 2004 and increased to $55 million for 2005 with trades of $10 million in the first and second quarters, respectively which increased to $16 million in the third quarter. The increase during the third quarter was driven by the significant agreement noted previously with one customer.
Incentives —
In 2005 we did not provide price discounts, modifications to payment terms or increases to trade allowances as incentives to increase sales or reduce inventory levels. During certain periods, we have incurred shipping costs in excess of those originally planned for customer orders to facilitate delivery of units to customers. This is necessary from time to time as the demand for drivers in our customers’ fleets and other logistical needs may result in customers requesting shipment of units to them rather than the customers picking up their own equipment.
Customer data —
[INFORMATION REDACTED]

FOIA CONFIDENTIAL TREATMENT REQUEST
CONFIDENTIAL TREATMENT REQUEST BY WABASH NATIONAL CORPORATION
WNC CTR 007
In addition to the comments made in the April 21 letter in a subsequent telephone conversation with Mr. Doug Jones of the staff the following additional comment was raised:
6. Please discuss FIN 45 applicability to used trailer trade commitments (page 38).
Response: As disclosed in Note 2.e. on page 38 in our Form 10K, the Company’s policy is to recognize losses related to used trailer trade commitments, if any, at the time the new trailer revenue is recognized. This policy is consistent with the guidance in AICPA Technical Practice Aids, Section 5100, Revenue Recognition paragraph .01 and provides for the matching of revenue from new trailer sales to the associated expense, if any, from a related used trailer trade-in.
The Company’s used trailer trade commitments are contingent upon the customer purchasing a new trailer and returning the used trailer to Wabash. Further, when the customer has met its obligations, Wabash takes delivery of the used trailer from the customer and then proceeds to remarket the equipment. We believe these commitments are not within the scope of FIN 45 as there are: (1) no financial performance obligations that require Wabash to make payments to the customer based upon changes in the value of the used trailer; (2) no performance guarantees that require Wabash to make payments based upon the customer’s ability to perform under this or any other contract; (3) no indemnifications; and (4) no indirect guarantees.
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As requested in the comment letter, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) comments from the Commission staff or changes to disclosure in response to such comments do not foreclose the Commission from taking action with respect to the filings; and, (iii) the Company may not assert comments of the Commission staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions, comments and advise of the Commission staff to me at 765-771-5476, (fax) 765-771-5308 or Cynthia Kretz, Wabash’s General Counsel at 765-771-5595, (fax) 765-771-5579.

Respectively submitted, Wabash National Corporation
By:	/s/ Robert J. Smith
Robert J. Smith
Senior Vice President — Chief Financial Officer

cc:	Cynthia Kretz Doug Jones Jim Pease, Ernst & Young LLP Michael Silver, Hogan & Hartson L.L.P.